SERIES PORTFOLIOS TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of November 3, 2015 by and between SERIES PORTFOLIOS TRUST, a Delaware statutory trust (the “Trust”), on behalf of each series listed in Appendix A as attached hereto (which may have multiple classes (each a “Class”)), each a series of the Trust (each a “Fund”), and the investment adviser of the Fund, Weiss Multi-Strategy Advisers LLC(the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated November 3,  2015 (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement, the Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Adviser thereunder; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

1. The Adviser hereby agrees to limit during the Expense Limitation Period (as that term is defined in Paragraph 2 of this Agreement) the Fund’s Operating Expenses for each Class of its shares to an annual rate, expressed as a percentage of the Fund’s average annual net assets of such Class, to the percentage listed in Appendix A (the “Annual Limits”) by (i) waiving all or a portion of the Adviser’s investment advisory fee payable pursuant to the Investment Advisory Agreement and (ii) to the extent such fee waiver by itself is insufficient, reimbursing the Fund the portion of such Operating Expenses with respect to the Fund and each Class that is in excess of the Annual Limits for such fiscal year.  To the extent that the Operating Expenses for each Class, as accrued each month, exceed its Annual Limit accrued for such month, the Adviser will waive its investment advisory fees and if that is insufficient, pay to the Fund Class, on a monthly basis, the amount of the accrued Operating Expense in excess of the accrued Annual Limit within 30 days of being notified that an excess Operating Expense payment is due.

2.   Definition.  For purposes of this Agreement:

a.           Subject to Paragraph 2.b., the term “Operating Expenses” with respect to the Fund and Class is defined as the expenses of the Class that are appropriately reflected in the Class’ “Ratio of Expenses to Average Annual Net Assets” in the Fund’s prospectus pursuant to Item 8(a) “Financial Highlights” of Form N-1A in accordance with Instructions 4.a and 4.b thereto, as each such Item and Instruction is in effect as of the date hereof, including expenses such as, but not limited to, the Class’ share of advisory and administrative fees or expense reimbursements, audit expenses, Trust Board meeting costs, legal costs for ordinary operations, costs of preparing and filing post effective amendments, annual and semiannual reports to shareholders, and any proxy materials, and printing and distributing prospectuses, statements of additional information, shareholder reports and any proxy materials for current shareholders, and other expenses that would be part of the expenses borne by a registered investment company in the ordinary course of business including any Rule 12b-1 fees, Shareholder Servicing Plan fees and other expenses described in the Investment Advisory Agreement or as determined by the Trust’s Board of Trustees and its counsel, but does not include any acquired fund fees and expenses (within the meaning of Item 3 of Form N-1A in effect on the date hereof), front-end or contingent deferred loads, redemption fees, swap fees and expenses, dividends and interest on short positions, taxes, leverage interest, brokerage fees (including commissions, mark-ups and mark-downs), annual account fees for margin accounts, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

b.           Notwithstanding Paragraph 2.a, the term “Operating Expenses” of the Fund or a Class shall be deemed not to include any expenses of the Fund or Class to the extent that such expenses of the Fund or a Class are directly attributable to fees of the Trust’s administrators, transfer agents, fund accountants, shareholder services providers or distributors, in excess of the fee rates provided for in the agreements for such services for the Fund in effect as of the date hereof.  Any fees of the services providers in respect of the Fund or a Class thereof that are in excess of the fee rates provided for in the agreements for such services for the Fund in effect as of the date hereof shall be the sole responsibility of the Trust and the Fund and not of the Adviser without in each case the express prior written consent of the Adviser.

c.           The term “Expense Limitation Period” is defined as the period of time commencing on the date the Fund’s initial Prospectus becomes effective under the Securities Act, through the fourth (4th) month following the Fund’s fiscal year end, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.   Reimbursement of Fees and Expenses.  The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4.   Term.  This Agreement shall become effective on the date hereof and shall remain in effect through the end of the Expense Limitation Period, and shall automatically renew for an additional one (1) year period following the end of an Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.   Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that the Adviser at its election may terminate this Agreement without payment or penalty or consent effective upon the end of an Expiration Limitation Period upon at least sixty (60) days written notice prior to the end of the Expense Limitation Period.  This Agreement will automatically terminate, with respect to each Fund or Class listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund or Class.  The termination of this Agreement shall not affect any obligation of a party that has accrued or is outstanding prior to such termination

6.   Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.   Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

9.   Entire Agreement.  This Agreement, including its appendices and schedules (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SERIES PORTFOLIOS TRUST	WEISS MULTI-STRATEGY ADVISERS LLC

By: /s/ John J. Hedrick	By: /s/ Pierce Archer

Print Name: John J. Hedrick	Print Name: Pierce Archer

Title: President, Principal Executive Officer	Title: Senior Vice President

Appendix A

Fund and Share Class	Operating Expense Limit
Weiss Alternative Balanced Risk Fund
Class A	2.50%
Class C	3.15%
Class I	2.25%
Class K	2.15%